UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 26, 2022	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 26, 2022, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 8th meeting of its 10th Board of Directors (the “Board”), at which the following matter was resolved and public announcement was made in Taiwan regarding such resolution:

(1)	Determination of the ex-dividend record date for common shares.

On matter (1), the Annual Shareholders’ Meeting resolved that NT$4.30 per common share will be distributed in cash from earnings of the prior year to shareholders. The Board resolved that the ex-dividend record date for common shares will be July 5, 2022. Accordingly, pursuant to Article 165 of Taiwan’s Company Act, the book closure period will be from July 1 to July 5, 2022. The last transfer date before the book closure period will be June 30, 2022. Any person holding ChipMOS’ common shares who has not transferred the title of shares should complete the required procedures with the Company’s stock agency: KGI Securities Co., Ltd. (5F, No. 2, Sec. 1, Chongqing S. Rd., Taipei, Taiwan; Tel: +886-2-23892999) by 5:00 p.m., June 30, 2022, Thursday, in person, or by post as per date of postmark. The cash dividend distribution date will be July 20, 2022. The Company will carry out the process of book closure with data provided by the Taiwan Depository and Clearing Corporation (“TDCC”) without further notice.